December 6, 2019

Joshua Harley
Chief Executive Officer
Fathom Holdings Inc.
211 New Edition Court, Suite 211
Cary, NC 27511

       Re: Fathom Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted November 12, 2019
           CIK No. 0001753162

Dear Mr. Harley:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 12, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. We note that you intend to apply to have your common stock quoted on the OTC
       Markets. Please identify which OTC Market you are applying for quotation on.
 Joshua Harley
FirstName LastNameJoshua Harley
Fathom Holdings Inc.
Comapany6, 2019
December NameFathom Holdings Inc.
Page 2
December 6, 2019 Page 2
FirstName LastName
3. We note on page 64 that you have engaged financial advisors regarding this offering.
         Please identify the financial advisors and revise the plan of distribution to disclose your relationship with each advisor.
4. We note the reference in Exhibit 10.4 to an initial coin offering by your affiliate
         IntelliAgent, LLC. Please advise us of your plans with respect to such offering, including the timing and exemption you anticipate using.
Cover Page

5. We note the statement on the cover page and page 71 that no public market currently exists for your common stock. You also state that no market may develop and purchasers
         "may be receiving an illiquid security." It is unclear how this secondary at-the-market offering includes an offering price as required by Item 501(b)(3) of Regulation S-K given that your shares are not listed or quoted on an established public trading market. Please revise to provide a fixed price for your offering. If you seek to have your shares quoted on the OTC QB or OTC QX, the offering may convert from the fixed price to prevailing market prices or privately negotiated prices only after your shares become quoted on either the OTC QB or OTC QX.
6. In this regard, we note disclosure on the cover page, pages 23-24 and the Plan of
         Distribution suggesting that you seek to conduct a direct listing. For example, we note references to "direct registration," "the designated market maker," "initial listing price,"
         and "buy orders ... matched with sell orders at a single price." As the OTC Markets do not involve designated market makers or issuers listing their own stock or directly applying to have it quoted, please revise to eliminate discussion of terms that do not apply to your target market. Instead please revise to address the process by which a dealer may begin quotations consistent with Exchange Act Rule 15c2-11.
Management's Discussion and Analysis, page 30

7. We note the reference on page 31 to an equity incentive program and "Agent Equity
         Ownership" program where all of your agents can receive common stock grants. Please clarify whether such issuances are pursuant to this registration statement or otherwise.
8. We note the going concern disclosure on page 37 and your history of negative cash flows.
         Please revise Liquidity and Capital Resources on page 35 to quantify your available cash and indicate the course of action you have taken or propose to take to remedy the material deficiency.
Selling Shareholders, page 64

9. We note the row in the table for "766 other selling shareholders." Please revise to name individual shareholders. See Item 507 of Regulation S-K.
 Joshua Harley
Fathom Holdings Inc.
December 6, 2019
Page 3
Description of Capital Stock, page 65

10.      Please revise this section to address your options and warrants.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

11. Your disclosure indicates the transaction price is based on your portion of the agreed upon commission rate. Please expand your disclosure under this heading and under Critical
         Accounting Policies on page 37 to clarify the reference to your portion of the agreed upon commission rate; specifically, please clarify what is included in the transaction price when you act as a seller's agent and a portion of your commissions are paid to a buyer's agent.
Item 15. Recent Sales of Unregistered Securities, page II-2

12. We note the statement on page 1 that benefits to your agents include "equity in [y]our
         Company." Please revise where appropriate or advise us why you do not address equity issuances to agents on page II-2. Please also revise or advise why you do not address the
         Exchange Transactions discussed on page 30.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJoshua Harley                                Sincerely,
Comapany NameFathom Holdings Inc.
                                                               Division of
Corporation Finance
December 6, 2019 Page 3                                        Office of Real
Estate & Construction
FirstName LastName